FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Friday, 10th September 2010, London, U.K. GSK publishes historical quarterly turnover by product.

For the reporting period ended 30th June 2010, GlaxoSmithKline (GSK) adopted a revised presentation for the analysis of its pharmaceutical turnover by product and therapeutic area that identified the revenues from the Emerging Markets segment separately from the Rest of World. In order to assist comparability with historically published data, this release includes the pharmaceutical turnover by product for each quarter since the period ended 31st March 2008 presented on a like-for-like basis with the information for the period ended 30th June 2010.

This information differs from the previously published information for presentational reasons only, including principally:
• The separation of the Emerging Markets segment product revenues from Rest of World;
• The creation of the new Dermatological therapeutic area and the reclassification of certain products into this category from previously reported categories;
• The creation of ViiV Healthcare in 2009.

S M Bicknell
Company Secretary

10 September 2010

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the 'Group' - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com

Enquiries:	UK Media	David Mawdsley Claire Brough Alexandra Harrison Stephen Rea Jo Revill	(020) 8047 5564 (020) 8047 5502 (020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Kevin Colgan Sarah Alspach	(919) 483 2839 (919) 483 2839 (919) 483 2839 (919) 483 2839

	European Analyst / Investor	Sally Ferguson Gary Davies	(020) 8047 5543 (020) 8047 5503
	US Analyst / Investor	Tom Curry Jen Hill Baxter	(215) 751 5419 (215) 751 7002

CER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

This Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The information for 2008 and 2009 has been derived from the full Group accounts published in the Annual Report 2008 and 2009, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2009.

GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom
Registered in England and Wales.  Registered number: 3888792

Pharmaceuticals turnover
Three months ended 31st March 2010

	Total		USA		Europe		Emerging Markets		Rest of World
	---------------------		---------------------		--------------------		--------------------------		---------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	--------	------------	--------	------------	--------	------------	--------	------------	--------	------------
Respiratory	1,766	6	805	3	569	6	143	30	249	4
Avamys/Veramyst	46	52	17	(10)	13	56	5	>100	11	>100
Flixonase/Flonase	45	(30)	6	(40)	10	(17)	9	13	20	(41)
Flixotide/Flovent	196	5	99	8	45	(6)	14	75	38	(5)
Seretide/Advair	1,264	9	630	4	423	10	80	28	131	23
Serevent	51	(16)	16	(11)	26	(16)	-	-	9	(18)
Ventolin	116	3	35	-	37	-	24	14	20	-
Zyrtec	20	17	-	-	-	-	2	100	18	12

Anti-virals	358	(44)	154	(42)	35	(78)	47	9	122	(27)
Hepsera	29	11	-	-	-	-	12	-	17	21
Relenza	84	(60)	30	>100	2	(97)	1	-	51	(49)
Valtrex	176	(46)	107	(55)	23	(43)	5	-	41	-
Zeffix	52	4	3	-	7	-	29	11	13	(7)

Central nervous system	417	(13)	136	(32)	140	(2)	45	14	96	3
Imigran/Imitrex	57	(9)	24	(11)	22	(12)	1	-	10	-
Lamictal	120	(11)	61	(23)	37	(3)	12	8	10	67
Requip	55	14	10	38	36	13	-	-	9	-
Seroxat/Paxil	106	(12)	10	(29)	22	(21)	15	-	59	(7)
Treximet	13	7	13	7	-	-	-	-	-	-
Wellbutrin	20	(67)	8	(85)	9	50	3	50	-	(50)

Cardiovascular and urogenital	570	9	337	6	153	11	28	25	52	21
Arixtra	70	25	39	27	26	23	2	100	3	-
Avodart	139	20	76	12	40	17	7	60	16	88
Coreg	42	(12)	42	(12)	-	-	-	-	-	-
Fraxiparine	56	4	-	-	43	-	11	22	2	-
Lovaza	107	9	107	10	-	-	-	-	-	-
Vesicare	25	13	25	13	-	-	-	-	-	-
Volibris	9	>100	-	-	8	>100	-	-	1	-

Metabolic	230	(18)	89	(36)	61	(7)	31	18	49	2
Avandia products	169	(10)	89	(14)	38	(12)	19	6	23	4
Bonviva/Boniva	23	(63)	-	-	20	(5)	-	-	3	-

Anti-bacterials	356	(6)	24	(10)	142	(21)	146	11	44	5
Augmentin	160	(10)	8	(44)	63	(23)	70	12	19	-

Oncology and emesis	169	23	92	41	50	-	12	8	15	27
Arzerra	5	-	5	-	-	-	-	-	-	-
Hycamtin	40	-	24	-	13	(7)	2	100	1	-
Promacta	6	>100	6	>100	-	-	-	-	-	-
Tyverb/Tykerb	53	62	17	73	24	41	5	67	7	>100
Votrient	5	-	5	-	-	-	-	-	-	-

Vaccines	1,411	>100	171	55	613	>100	272	>100	355	>100
Boostrix	30	19	15	55	9	25	2	100	4	(67)
Cervarix	77	60	2	-	59	51	4	(33)	12	>100
Fluarix, FluLaval	5	(43)	1	-	-	-	-	(100)	4	>100
Flu Pandemic	698	>100	-	-	304	>100	152	-	242	>100
Hepatitis	197	38	92	92	61	2	20	17	24	22
Infanrix, Pediarix	166	(3)	32	(13)	104	(2)	10	(8)	20	13
Rotarix	65	19	27	93	13	8	17	(25)	8	40
Synflorix	45	-	-	-	12	-	26	-	7	-

Dermatologicals	265	>100	97	>100	62	>100	62	75	44	95
Bactroban	27	(7)	11	(20)	6	-	6	(14)	4	100
Dermovate	15	-	-	-	4	-	5	-	6	-
Duac	27	-	17	-	6	-	3	-	1	-
Soriatane	18	-	18	-	-	-	-	-	-	-
Zovirax	49	61	26	>100	7	(13)	6	-	10	(17)

Other	211	20	4	(20)	68	24	80	30	59	11
	--------	---------	--------	---------	--------	---------	--------	---------	--------	--------
	5,753	15	1,909	(1)	1,893	16	866	43	1,085	35
			--------	---------	--------	---------	--------	---------	--------	--------
ViiV Healthcare (HIV)	373	(7)	159	(11)	159	(3)	18	-	37	(5)
Combivir	82	(23)	34	(30)	33	(17)	6	(33)	9	-
Epivir	28	(15)	10	(15)	10	(21)	3	50	5	(20)
Epzicom/Kivexa	131	(1)	48	(10)	64	6	2	-	17	7
Lexiva	41	(8)	21	(15)	15	(12)	2	>100	3	-
Selzentry	19	-	8	-	11	-	-	-	-	-
Trizivir	38	(27)	19	(33)	17	(29)	1	-	1	>100
	--------	--------	--------	---------	--------	---------	--------	---------	--------	--------
	6,126	14
	------	------
Pharmaceuticals turnover
Three months ended 31st December 2009

	Total		USA		Europe		Emerging Markets		Rest of World
	---------------------		---------------------		--------------------		--------------------------		---------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	--------	------------	--------	------------	--------	------------	--------	------------	--------	------------
Respiratory	1,914	7	910	5	594	4	135	17	275	17
Avamys/Veramyst	33	36	15	(17)	11	83	4	>100	3	-
Flixonase/Flonase	35	(14)	6	(25)	10	(17)	8	-	11	(14)
Flixotide/Flovent	222	3	115	9	49	(4)	9	-	49	(2)
Seretide/Advair	1,366	7	704	3	436	7	72	18	154	26
Serevent	61	(14)	20	(9)	29	(15)	1	-	11	(21)
Ventolin	139	28	48	100	42	-	25	9	24	22
Zyrtec	22	67	-	-	-	-	4	>100	18	55

Anti-virals	583	20	211	(25)	88	63	67	48	217	>100
Hepsera	30	7	-	-	-	-	13	8	17	7
Relenza	256	>100	62	>100	39	>100	17	-	138	>100
Valtrex	222	(34)	129	(45)	41	5	8	33	44	(9)
Zeffix	55	-	4	-	7	(14)	29	12	15	(13)

Central nervous system	504	(27)	178	(50)	146	(7)	50	24	130	(3)
Imigran/Imitrex	81	(50)	43	(64)	25	(8)	2	-	11	-
Lamictal	132	(27)	72	(40)	39	(5)	12	-	9	29
Requip	65	3	16	27	37	(8)	1	-	11	11
Seroxat/Paxil	139	(16)	10	(47)	22	(24)	19	5	88	(10)
Treximet	14	15	14	8	-	-	-	-	-	-
Wellbutrin	22	(64)	10	(79)	9	33	3	50	-	(50)

Cardiovascular and urogenital	615	10	375	8	155	8	29	30	56	23
Arixtra	74	31	43	35	26	14	2	100	3	100
Avodart	143	16	83	11	39	12	6	75	15	50
Coreg	31	(46)	31	(45)	-	-	-	-	-	-
Fraxiparine	60	2	-	-	45	-	12	20	3	(25)
Lovaza	129	29	128	29	-	-	-	-	1	-
Vesicare	29	26	29	26	-	-	-	-	-	-
Volibris	7	>100	-	-	7	>100	-	-	-	-

Metabolic	300	(15)	150	(18)	69	(13)	28	(13)	53	(7)
Avandia products	191	(17)	109	(17)	40	(17)	17	(23)	25	(14)
Bonviva/Boniva	67	(13)	41	(20)	23	(4)	1	-	2	100

Anti-bacterials	378	3	24	(16)	176	(2)	138	18	40	(5)
Augmentin	173	7	9	(33)	82	7	62	23	20	(6)

Oncology and emesis	170	17	86	30	52	-	15	27	17	15
Arzerra	3	-	3	-	-	-	-	-	-	-
Hycamtin	45	7	26	4	15	7	1	100	3	-
Promacta	5	-	5	-	-	-	-	-	-	-
Tyverb/Tykerb	48	29	14	(7)	21	12	6	50	7	-
Votrient	1	-	1	-	-	-	-	-	-	-

Vaccines	1,523	78	294	55	794	>100	229	28	206	>100
Boostrix	35	100	17	>100	11	57	1	-	6	>100
Cervarix	38	(33)	4	-	19	(58)	7	-	8	>100
Fluarix, FluLaval	42	(33)	5	(64)	11	(43)	14	-	12	8
Flu Pandemic	836	>100	162	>100	511	>100	55	-	108	>100
Hepatitis	151	(19)	51	(27)	64	(16)	18	(10)	18	(6)
Infanrix, Pediarix	153	(24)	27	(50)	101	(14)	9	(11)	16	(6)
Rotarix	70	5	17	-	14	8	33	3	6	25
Synflorix	48	-	-	-	11	-	31	-	6	-

Dermatologicals	255	>100	91	29	56	(10)	57	7	51	>100
Bactroban	28	(7)	14	(8)	6	(21)	6	12	2	(3)
Dermovate	-	-	-	-	-	-	-	-	-	-
Duac	23	-	15	-	6	-	1	-	1	-
Soriatane	16	-	16	-	-	-	-	-	-	-
Zovirax	38	(23)	13	>100	7	(13)	5	-	13	(14)

Other	256	20	3	67	100	14	69	26	84	19
	--------	---------	--------	---------	--------	---------	--------	---------	--------	--------
	6,498	16	2,322	(4)	2,230	26	817	22	1,129	52
			--------	---------	--------	---------	--------	---------	--------	--------
ViiV Healthcare (HIV)	412	(3)	189	(3)	155	(10)	30	24	38	3
Combivir	109	(5)	47	(9)	37	(14)	15	50	10	-
Epivir	30	(17)	12	(7)	11	(27)	2	100	5	(33)
Epzicom/Kivexa	149	11	63	13	63	5	6	20	17	25
Lexiva	44	(9)	25	(4)	14	(7)	2	(60)	3	100
Selzentry	1	-	-	-	1	-	-	-	-	-
Trizivir	49	(19)	26	(19)	19	(18)	3	50	1	(67)
	--------	--------	--------	---------	--------	---------	--------	---------	--------	--------
	6,910	15
	------	------
Pharmaceuticals turnover
Three months ended 30th September 2009

	Total		USA		Europe		Emerging Markets		Rest of World
	---------------------		---------------------		--------------------		--------------------------		---------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	--------	------------	--------	------------	--------	------------	--------	------------	--------	------------
Respiratory	1,594	6	744	2	511	7	127	34	212	3
Avamys/Veramyst	31	59	15	8	9	>100	3	-	4	-
Flixonase/Flonase	28	(21)	3	(57)	9	(18)	9	-	7	(14)
Flixotide/Flovent	169	-	85	4	38	(5)	9	33	37	(9)
Seretide/Advair	1,152	5	587	(1)	378	9	66	25	121	10
Serevent	54	(18)	16	(18)	27	(16)	-	-	11	(30)
Ventolin	110	28	35	>100	35	3	22	29	18	(24)
Zyrtec	18	>100	-	-	-	-	6	>100	12	67

Anti-virals	630	38	328	17	85	86	60	55	157	72
Hepsera	28	25	-	-	-	-	12	25	16	17
Relenza	182	>100	45	>100	38	-	13	-	86	>100
Valtrex	349	(1)	265	3	38	(3)	6	-	40	(18)
Zeffix	54	14	4	-	7	-	29	20	14	18

Central nervous system	418	(37)	115	(67)	139	(9)	51	30	113	4
Imigran/Imitrex	53	(74)	19	(89)	23	(8)	1	-	10	(11)
Lamictal	121	(21)	64	(35)	38	(5)	11	-	8	60
Requip	43	(30)	(4)	-	34	(9)	-	-	13	29
Seroxat/Paxil	120	(12)	5	(54)	22	(26)	19	13	74	(2)
Treximet	15	>100	15	>100	-	-	-	-	-	-
Wellbutrin	16	(70)	4	(86)	8	33	3	-	1	-

Cardiovascular and urogenital	552	5	336	4	142	2	28	33	46	3
Arixtra	60	20	32	23	24	11	2	-	2	100
Avodart	131	14	80	10	36	10	6	50	9	50
Coreg	39	(30)	39	(31)	-	-	-	-	-	-
Fraxiparine	56	(12)	-	-	42	(15)	11	10	3	(50)
Lovaza	111	27	111	24	-	-	-	-	-	-
Vesicare	25	17	25	17	-	-	-	-	-	-
Volibris	6	>100	-	-	5	>100	-	-	1	-

Metabolic	284	(13)	132	(15)	67	(14)	31	(9)	54	(10)
Avandia products	185	(14)	97	(14)	42	(19)	20	12	26	(22)
Bonviva/Boniva	60	(5)	35	(17)	22	11	-	-	3	50

Anti-bacterials	340	4	22	(15)	137	(4)	138	19	43	1
Augmentin	162	8	9	(22)	68	2	68	18	17	13

Oncology and emesis	149	4	64	(11)	51	15	16	50	18	8
Arzerra	-	-	-	-	-	-	-	-	-	-
Hycamtin	41	9	24	-	14	8	2	-	1	>100
Promacta	3	-	3	-	-	-	-	-	-	-
Tyverb/Tykerb	46	54	12	(8)	19	90	7	>100	8	100
Votrient	-	-	-	-	-	-	-	-	-	-

Vaccines	802	(2)	206	(20)	344	(3)	164	30	88	5
Boostrix	39	55	24	54	11	43	-	-	4	50
Cervarix	28	(40)	-	-	17	(61)	6	>100	5	100
Fluarix, FluLaval	147	(14)	63	(20)	60	(10)	14	8	10	(25)
Flu Pandemic	11	-	-	-	4	(60)	-	-	7	-
Hepatitis	170	(12)	67	(29)	65	-	22	31	16	(13)
Infanrix, Pediarix	167	(10)	30	(52)	105	8	15	40	17	8
Rotarix	84	92	22	>100	14	9	43	100	5	20
Synflorix	13	-	-	-	11	-	1	-	1	-

Dermatologicals	220	84	74	(13)	52	(6)	52	7	42	>100
Bactroban	33	1	15	(6)	7	(4)	7	13	4	34
Dermovate	-	-	-	-	-	-	-	-	-	-
Duac	23	-	15	-	4	-	2	-	2	-
Soriatane	12	-	12	-	-	-	-	-	-	-
Zovirax	27	(4)	4	-	7	(14)	5	20	11	(10)

Other	204	20	7	(75)	70	34	79	45	48	(5)
	--------	---------	--------	---------	--------	---------	--------	---------	--------	--------
	5,193	3	2,028	(12)	1,598	4	746	28	821	24
			--------	---------	--------	---------	--------	---------	--------	--------
ViiV Healthcare (HIV)	395	(7)	168	(5)	154	(6)	33	(16)	40	(3)
Combivir	102	(15)	43	(10)	36	(13)	14	(29)	9	(10)
Epivir	34	(14)	12	(9)	12	(15)	6	(14)	4	(25)
Epzicom/Kivexa	131	6	52	2	60	10	6	100	13	(15)
Lexiva	43	(3)	24	-	15	(7)	2	-	2	-
Selzentry	-	-	-	-	-	-	-	-	-	-
Trizivir	48	(12)	23	(13)	19	(23)	3	>100	3	-
	--------	--------	--------	---------	--------	---------	--------	---------	--------	--------
	5,588	2
	------	------
Pharmaceuticals turnover
Three months ended 30th June 2009

	Total		USA		Europe		Emerging Markets		Rest of World
	---------------------		---------------------		--------------------		--------------------------		---------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	--------	------------	--------	------------	--------	------------	--------	------------	--------	------------
Respiratory	1,734	6	825	5	550	2	133	21	226	12
Avamys/Veramyst	47	>100	18	7	16	>100	3	-	10	>100
Flixonase/Flonase	39	(46)	8	(82)	12	(25)	10	25	9	(13)
Flixotide/Flovent	189	1	97	12	43	(5)	8	33	41	(17)
Seretide/Advair	1,245	9	648	7	401	3	73	17	123	35
Serevent	59	(21)	18	(13)	29	(18)	1	-	11	(33)
Ventolin	112	23	32	>100	36	3	24	-	20	(5)
Zyrtec	17	63	-	-	-	-	3	-	14	43

Anti-virals	537	21	328	21	72	40	52	16	85	10
Hepsera	29	9	-	-	-	-	13	-	16	8
Relenza	60	>100	19	>100	25	>100	4	-	12	-
Valtrex	379	9	291	16	39	(3)	6	20	43	(20)
Zeffix	55	(4)	5	(25)	8	17	29	10	13	(25)

Central nervous system	449	(53)	142	(79)	144	(8)	47	19	116	(2)
Imigran/Imitrex	68	(65)	33	(79)	23	(13)	1	-	11	-
Lamictal	103	(73)	45	(86)	38	(8)	12	10	8	(29)
Requip	51	(22)	6	(78)	35	3	1	-	9	-
Seroxat/Paxil	138	(13)	13	(31)	27	(19)	21	13	77	(13)
Treximet	12	25	12	25	-	-	-	-	-	-
Wellbutrin	30	(72)	20	(81)	7	100	2	50	1	(67)

Cardiovascular and urogenital	580	10	360	12	145	2	27	25	48	15
Arixtra	61	39	33	63	23	24	2	100	3	(50)
Avodart	134	21	83	16	37	21	5	67	9	33
Coreg	51	(9)	50	(7)	-	-	-	-	1	-
Fraxiparine	58	(9)	-	-	43	(15)	10	25	5	-
Lovaza	104	22	104	24	-	-	-	-	-	-
Vesicare	26	31	26	31	-	-	-	-	-	-
Volibris	4	-	-	-	4	-	-	-	-	-

Metabolic	303	(12)	149	(17)	71	(11)	32	4	51	(9)
Avandia products	198	(14)	107	(19)	46	(18)	21	12	24	(4)
Bonviva/Boniva	66	(2)	41	(11)	23	6	1	-	1	>100

Anti-bacterials	346	4	28	(1)	139	(3)	137	19	42	(10)
Augmentin	146	2	11	13	61	-	59	13	15	(24)

Oncology and emesis	166	19	88	19	50	12	14	27	14	38
Arzerra	-	-	-	-	-	-	-	-	-	-
Hycamtin	43	3	24	5	15	17	2	-	2	-
Promacta	3	-	3	-	-	-	-	-	-	-
Tyverb/Tykerb	41	64	17	18	18	88	6	>100	-	-
Votrient	-	-	-	-	-	-	-	-	-	-

Vaccines	756	14	196	22	320	7	145	8	95	42
Boostrix	39	78	21	78	10	14	5	>100	3	>100
Cervarix	73	>100	-	-	63	>100	4	>100	6	100
Fluarix, FluLaval	14	>100	3	-	-	-	9	33	2	-
Flu Pandemic	30	(26)	25	-	5	(86)	-	-	-	-
Hepatitis	195	(2)	87	2	72	(8)	22	(6)	14	27
Infanrix, Pediarix	154	(20)	38	(43)	91	(13)	9	-	16	(6)
Rotarix	71	69	22	-	12	20	29	14	8	50
Synflorix	12	-	-	-	10	-	-	-	2	-

Dermatologicals	120	(2)	22	(9)	31	(3)	38	5	29	(5)
Bactroban	32	-	15	(6)	7	(5)	7	24	3	(3)
Dermovate	-	-	-	-	-	-	-	-	-	-
Duac	-	-	-	-	-	-	-	-	-	-
Soriatane	-	-	-	-	-	-	-	-	-	-
Zovirax	33	(4)	4	33	8	-	7	-	14	(17)

Other	208	(1)	2	>100	66	1	68	8	72	(18)
	--------	---------	--------	---------	--------	---------	--------	---------	--------	--------
	5,199	(3)	2,140	(15)	1,588	2	693	14	778	7
			--------	---------	--------	---------	--------	---------	--------	--------
ViiV Healthcare (HIV)	379	(10)	164	(8)	155	(14)	24	(4)	36	(6)
Combivir	102	(17)	44	(15)	37	(25)	11	(8)	10	-
Epivir	31	(24)	11	(18)	12	(33)	3	(50)	5	25
Epzicom/Kivexa	129	6	50	-	59	-	5	100	15	44
Lexiva	43	(8)	23	6	16	(13)	2	100	2	-
Selzentry	-	-	-	-	-	-	-	-	-	-
Trizivir	48	(18)	25	(13)	20	(25)	1	-	2	-
	--------	--------	--------	---------	--------	---------	--------	---------	--------	--------
	5,578	(4)
	------	------
Pharmaceuticals turnover
Three months ended 31st March 2009

	Total		USA		Europe		Emerging Markets		Rest of World
	---------------------		---------------------		--------------------		--------------------------		---------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	--------	------------	--------	------------	--------	------------	--------	------------	--------	------------
Respiratory	1,735	1	844	(1)	546	(1)	115	16	230	6
Avamys/Veramyst	31	85	20	17	9	>100	1	-	1	-
Flixonase/Flonase	69	11	10	100	12	(23)	8	-	39	17
Flixotide/Flovent	195	(6)	99	(4)	48	(2)	8	-	40	(14)
Seretide/Advair	1,214	-	653	(5)	394	-	65	27	102	26
Serevent	62	(24)	19	(18)	31	(22)	1	-	11	(42)
Ventolin	116	23	38	>100	37	(3)	22	6	19	(16)
Zyrtec	18	9	-	-	-	-	1	-	17	10

Anti-virals	666	44	288	7	163	>100	47	(3)	168	43
Hepsera	27	5	-	-	-	-	13	-	14	1
Relenza	222	>100	11	-	110	-	-	-	101	>100
Valtrex	344	2	257	8	42	-	6	-	39	(19)
Zeffix	53	(13)	4	-	7	(14)	28	(13)	14	(15)

Central nervous system	499	(53)	216	(73)	145	(2)	42	6	96	(7)
Imigran/Imitrex	64	(68)	28	(83)	25	(4)	1	-	10	-
Lamictal	144	(61)	86	(74)	39	3	13	22	6	(25)
Requip	50	(56)	8	(90)	32	(3)	-	-	10	40
Seroxat/Paxil	126	(21)	14	(61)	28	(14)	17	-	67	(4)
Treximet	14	-	14	-	-	-	-	-	-	-
Wellbutrin	64	(63)	54	(68)	6	67	2	-	2	-

Cardiovascular and urogenital	551	6	344	7	141	2	24	25	42	3
Arixtra	59	29	33	26	22	29	1	-	3	-
Avodart	122	12	73	8	36	7	5	33	8	60
Coreg	51	(23)	51	(23)	-	-	-	-	-	-
Fraxiparine	55	(8)	-	-	43	(10)	9	-	3	-
Lovaza	106	54	105	52	-	-	-	-	1	-
Vesicare	24	21	24	21	-	-	-	-	-	-
Volibris	2	-	-	-	2	-	-	-	-	-

Metabolic	294	(16)	150	(18)	68	(21)	28	9	48	(16)
Avandia products	197	(19)	112	(18)	43	(30)	18	8	24	(16)
Bonviva/Boniva	62	(4)	38	(15)	21	20	-	-	3	-

Anti-bacterials	393	(1)	29	(30)	183	(7)	141	20	40	(8)
Augmentin	186	-	16	(29)	84	(9)	67	29	19	(7)

Oncology and emesis	144	1	70	(12)	51	16	12	25	11	-
Arzerra	-	-	-	-	-	-	-	-	-	-
Hycamtin	43	10	26	6	15	9	1	-	1	-
Promacta	2	-	2	-	-	-	-	-	-	-
Tyverb/Tykerb	34	42	11	(20)	17	>100	3	>100	3	-
Votrient	-	-	-	-	-	-	-	-	-	-

Vaccines	625	18	119	(21)	286	23	131	75	89	18
Boostrix	26	62	11	60	8	40	1	-	6	67
Cervarix	48	>100	-	-	39	>100	6	>100	3	>100
Fluarix, FluLaval	6	-	-	-	-	-	5	-	1	-
Flu Pandemic	6	20	-	-	5	25	-	-	1	-
Hepatitis	149	(12)	52	(28)	61	(5)	18	25	18	(11)
Infanrix, Pediarix	175	(5)	39	(41)	109	14	12	43	15	-
Rotarix	57	74	15	-	13	22	24	40	5	33
Synflorix	-	-	-	-	-	-	-	-	-	-

Dermatologicals	112	(1)	23	15	31	(6)	36	2	22	(13)
Bactroban	30	(5)	15	(14)	6	(5)	7	21	2	(11)
Dermovate	-	-	-	-	-	-	-	-	-	-
Duac	-	-	-	-	-	-	-	-	-	-
Soriatane	-	-	-	-	-	-	-	-	-	-
Zovirax	31	4	5	>100	8	(13)	6	-	12	(18)

Other	180	(29)	5	-	55	(8)	63	2	57	(59)
	--------	---------	--------	---------	--------	---------	--------	---------	--------	--------
	5,199	(6)	2,088	(24)	1,669	9	639	20	803	(3)
			--------	---------	--------	---------	--------	---------	--------	--------
ViiV Healthcare (HIV)	419	(8)	195	(8)	169	(9)	19	(24)	36	7
Combivir	112	(16)	53	(16)	41	(17)	9	(20)	9	(13)
Epivir	34	(21)	13	(18)	14	(20)	2	(33)	5	(20)
Epzicom/Kivexa	137	10	58	5	62	10	3	>100	14	10
Lexiva	48	6	27	6	17	(7)	1	-	3	>100
Selzentry	-	-	-	-	-	-	-	-	-	-
Trizivir	56	(20)	30	(22)	24	(17)	1	-	1	(50)
	--------	--------	--------	---------	--------	---------	--------	---------	--------	--------
	5,618	(6)
	------	------
Pharmaceuticals turnover
Three months ended 31st December 2008

	Total		USA		Europe		Emerging Markets		Rest of World
	---------------------		---------------------		--------------------		--------------------------		---------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	--------	------------	--------	------------	--------	------------	--------	------------	--------	------------
Respiratory	1,731	7	852	9	550	3	116	19	213	1
Avamys/Veramyst	25	>100	18	75	6	-	1	-	-	-
Flixonase/Flonase	42	9	8	>100	12	(17)	8	14	14	(17)
Flixotide/Flovent	208	(1)	103	2	50	2	9	14	46	(14)
Seretide/Advair	1,237	8	674	6	392	5	62	22	109	36
Serevent	70	(18)	22	(5)	33	(17)	1	100	14	(44)
Ventolin	104	12	23	>100	40	9	23	5	18	(32)
Zyrtec	12	(7)	-	-	-	-	1	-	11	(11)

Anti-virals	476	(4)	303	4	51	7	46	19	76	(37)
Hepsera	27	20	-	-	-	-	12	25	15	8
Relenza	13	(85)	5	(93)	5	25	-	-	3	(90)
Valtrex	366	16	279	24	38	3	6	75	43	(18)
Zeffix	53	2	4	33	7	(17)	26	17	16	(13)

Central nervous system	665	(43)	353	(61)	151	-	41	6	120	(5)
Imigran/Imitrex	161	(34)	123	(40)	25	(4)	1	-	12	(22)
Lamictal	177	(57)	119	(68)	39	(8)	12	11	7	(14)
Requip	58	(53)	11	(92)	38	28	-	-	9	33
Seroxat/Paxil	154	(21)	19	(67)	29	(10)	19	7	87	(4)
Treximet	13	-	13	-	-	-	-	-	-	-
Wellbutrin	66	(63)	56	(69)	6	>100	2	-	2	-

Cardiovascular and urogenital	548	51	344	>100	137	5	23	31	44	8
Arixtra	55	59	31	63	21	64	1	-	2	(50)
Avodart	120	19	75	22	33	12	4	100	8	-
Coreg	61	>100	60	>100	-	-	-	-	-	-
Fraxiparine	58	(2)	-	-	44	(10)	10	50	4	-
Lovaza	98	>100	98	>100	-	-	-	-	-	-
Vesicare	23	36	23	36	-	-	-	-	-	-
Volibris	1	-	-	-	1	-	-	-	-	-

Metabolic	345	(11)	182	(13)	76	(16)	32	4	55	(6)
Avandia products	229	(17)	132	(21)	47	(27)	22	11	28	-
Bonviva/Boniva	76	23	51	8	23	33	1	-	1	-

Anti-bacterials	361	(7)	31	(27)	172	(9)	120	5	38	(14)
Augmentin	159	(5)	15	(13)	74	(6)	52	-	18	(7)

Oncology and emesis	138	12	64	11	50	16	11	25	13	(10)
Arzerra	-	-	-	-	-	-	-	-	-	-
Hycamtin	41	10	25	18	14	-	1	100	1	(50)
Promacta	-	-	-	-	-	-	-	-	-	-
Tyverb/Tykerb	35	58	14	(8)	17	>100	4	>100	-	-
Votrient	-	-	-	-	-	-	-	-	-	-

Vaccines	796	8	178	(31)	356	23	172	51	90	8
Boostrix	17	-	8	-	7	20	-	-	2	(50)
Cervarix	55	>100	-	-	45	>100	7	-	3	-
Fluarix, FluLaval	66	12	22	(27)	21	89	13	>100	10	(21)
Flu Pandemic	17	(86)	1	(99)	15	(68)	-	-	1	-
Hepatitis	185	5	74	6	74	-	20	21	17	13
Infanrix, Pediarix	194	19	56	-	113	36	9	(11)	16	9
Rotarix	66	59	17	-	13	57	32	-	4	>100
Synflorix	-	-	-	-	-	-	-	-	-	-

Dermatologicals	113	(2)	23	(5)	30	(8)	31	7	29	-
Bactroban	31	(7)	15	(20)	7	(14)	5	-	4	>100
Dermovate	-	-	-	-	-	-	-	-	-	-
Duac	-	-	-	-	-	-	-	-	-	-
Soriatane	-	-	-	-	-	-	-	-	-	-
Zovirax	31	(4)	4	67	8	(13)	5	-	14	(17)

Other	213	(14)	3	(94)	88	28	60	(5)	62	(19)
	--------	---------	--------	---------	--------	---------	--------	---------	--------	--------
	5,386	(4)	2,333	(14)	1,661	6	652	18	740	(8)
			--------	---------	--------	---------	--------	---------	--------	--------
ViiV Healthcare (HIV)	417	(3)	193	(1)	165	(10)	25	10	34	7
Combivir	114	(13)	53	(4)	42	(18)	10	-	9	(40)
Epivir	36	(22)	14	(15)	15	(20)	1	(33)	6	(33)
Epzicom/Kivexa	129	20	55	19	57	16	5	>100	12	11
Lexiva	47	6	26	11	15	(7)	5	>100	1	-
Selzentry	-	-	-	-	-	-	-	-	-	-
Trizivir	59	(14)	32	(11)	22	(24)	2	100	3	-
	--------	--------	--------	---------	--------	---------	--------	---------	--------	--------
	5,803	(4)
	------	------
Pharmaceuticals turnover
Three months ended 30th September 2008

	Total		USA		Europe		Emerging Markets		Rest of World
	---------------------		---------------------		--------------------		--------------------------		---------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	--------	------------	--------	------------	--------	------------	--------	------------	--------	------------
Respiratory	1,348	3	636	3	449	-	92	11	171	11
Avamys/Veramyst	17	>100	12	>100	3	-	-	-	2	-
Flixonase/Flonase	33	(39)	7	(67)	11	11	8	17	7	(54)
Flixotide/Flovent	149	(4)	71	(1)	38	(3)	6	20	34	(12)
Seretide/Advair	982	7	515	5	324	1	51	18	92	46
Serevent	60	(14)	17	(11)	32	(13)	1	-	10	(9)
Ventolin	78	6	9	60	31	-	17	-	21	6
Zyrtec	7	(15)	-	-	-	-	1	-	6	(20)

Anti-virals	391	9	242	20	42	(26)	33	-	74	10
Hepsera	20	6	-	-	-	-	8	17	12	-
Relenza	12	(57)	5	(58)	-	-	-	-	7	>100
Valtrex	303	21	223	28	35	7	6	-	39	3
Zeffix	42	(10)	4	(25)	7	-	20	(11)	11	(7)

Central nervous system	585	(38)	321	(52)	142	4	37	6	85	(10)
Imigran/Imitrex	188	5	154	8	24	(5)	1	-	9	-
Lamictal	136	(59)	84	(71)	37	(9)	10	13	5	(13)
Requip	56	(43)	13	(81)	35	35	1	-	7	40
Seroxat/Paxil	112	(23)	13	(67)	27	(8)	16	8	56	(13)
Treximet	4	-	4	-	-	-	-	-	-	-
Wellbutrin	53	(67)	44	(72)	6	100	2	-	1	-

Cardiovascular and urogenital	466	12	280	9	130	17	21	36	35	3
Arixtra	44	56	22	43	19	78	1	-	2	100
Avodart	102	29	63	29	29	19	4	50	6	75
Coreg	50	(69)	49	(69)	-	-	-	-	1	-
Fraxiparine	59	22	-	-	47	18	10	50	2	-
Lovaza	75	-	75	-	-	-	-	-	-	-
Vesicare	18	31	18	31	-	-	-	-	-	-
Volibris	1	-	-	-	1	-	-	-	-	-

Metabolic	289	(11)	136	(22)	72	(2)	33	35	48	(10)
Avandia products	191	(23)	99	(28)	48	(16)	17	7	27	(26)
Bonviva/Boniva	56	24	36	18	18	60	-	-	2	-

Anti-bacterials	306	1	21	(19)	133	(3)	114	11	38	3
Augmentin	143	10	9	(36)	62	6	56	26	16	15

Oncology and emesis	128	12	64	13	41	6	10	-	13	30
Arzerra	-	-	-	-	-	-	-	-	-	-
Hycamtin	34	3	20	-	12	10	1	-	1	-
Promacta	-	-	-	-	-	-	-	-	-	-
Tyverb/Tykerb	26	44	12	-	10	80	2	-	2	-
Votrient	-	-	-	-	-	-	-	-	-	-

Vaccines	730	12	218	(13)	323	40	114	10	75	(11)
Boostrix	22	(19)	13	(40)	7	40	-	-	2	100
Cervarix	43	>100	-	-	38	-	2	-	3	>100
Fluarix, FluLaval	144	11	63	(19)	58	55	12	100	11	100
Flu Pandemic	10	(52)	-	-	10	>100	-	-	-	-
Hepatitis	174	11	82	17	61	2	16	40	15	-
Infanrix, Pediarix	168	9	56	(10)	89	23	10	14	13	36
Rotarix	39	57	4	-	11	67	19	29	5	33
Synflorix	-	-	-	-	-	-	-	-	-	-

Dermatologicals	102	2	22	(5)	30	4	32	7	18	(10)
Bactroban	29	8	14	(8)	7	40	6	50	2	(50)
Dermovate	-	-	-	-	-	-	-	-	-	-
Duac	-	-	-	-	-	-	-	-	-	-
Soriatane	-	-	-	-	-	-	-	-	-	-
Zovirax	25	(19)	3	(50)	7	(29)	5	-	10	(9)

Other	166	(5)	8	-	51	(10)	52	(15)	55	(17)
	--------	---------	--------	---------	--------	---------	--------	---------	--------	--------
	4,511	(4)	1,948	(13)	1,413	7	538	8	612	(1)
			--------	---------	--------	---------	--------	---------	--------	--------
ViiV Healthcare (HIV)	377	(5)	153	(11)	150	(6)	43	21	31	-
Combivir	110	(13)	41	(26)	38	(19)	21	40	10	-
Epivir	35	(16)	11	(29)	13	(27)	7	20	4	25
Epzicom/Kivexa	110	24	44	21	50	19	3	>100	13	38
Lexiva	40	(3)	21	(5)	15	(8)	2	-	2	50
Selzentry	-	-	-	-	-	-	-	-	-	-
Trizivir	49	(20)	24	(21)	22	(17)	1	(67)	2	100
	--------	--------	--------	---------	--------	---------	--------	---------	--------	--------
	4,888	(4)
	------	------
Pharmaceuticals turnover
Three months ended 30th June 2008

	Total		USA		Europe		Emerging Markets		Rest of World
	---------------------		---------------------		--------------------		--------------------------		---------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	--------	------------	--------	------------	--------	------------	--------	------------	--------	------------
Respiratory	1,383	4	616	4	497	-	100	22	170	1
Avamys/Veramyst	17	89	14	56	1	-	-	-	2	-
Flixonase/Flonase	65	13	33	32	16	(13)	8	-	8	13
Flixotide/Flovent	158	(3)	68	5	43	(7)	6	(14)	41	(10)
Seretide/Advair	964	6	473	2	356	6	58	46	77	9
Serevent	66	(11)	16	(11)	34	(11)	1	(50)	15	(13)
Ventolin	80	6	7	40	33	(3)	21	12	19	6
Zyrtec	8	(10)	-	-	-	-	1	-	7	(14)

Anti-virals	361	(5)	210	2	47	(37)	37	6	67	-
Hepsera	22	25	-	-	-	-	9	29	13	30
Relenza	3	(97)	2	(94)	1	(96)	-	-	-	-
Valtrex	277	19	195	22	36	10	5	-	41	16
Zeffix	47	-	4	33	6	20	21	-	16	(13)

Central nervous system	818	(4)	547	(6)	143	1	36	3	92	(1)
Imigran/Imitrex	173	2	139	2	24	-	1	-	9	-
Lamictal	323	18	268	22	38	(3)	10	25	7	(38)
Requip	58	(37)	18	(69)	31	27	1	-	8	>100
Seroxat/Paxil	127	(18)	16	(47)	31	(13)	16	(6)	64	(7)
Treximet	8	-	8	-	-	-	-	-	-	-
Wellbutrin	97	(27)	89	(30)	3	-	2	100	3	(33)

Cardiovascular and urogenital	435	(5)	251	(14)	129	12	20	36	35	6
Arixtra	36	31	16	21	17	50	1	-	2	(50)
Avodart	92	33	55	38	28	19	3	100	6	25
Coreg	44	(78)	43	(78)	-	-	-	-	1	-
Fraxiparine	58	13	-	-	46	3	8	17	4	>100
Lovaza	67	-	66	-	-	-	-	-	1	-
Vesicare	16	25	16	25	-	-	-	-	-	-
Volibris	-	-	-	-	-	-	-	-	-	-

Metabolic	285	(35)	139	(44)	73	(19)	27	(17)	46	(27)
Avandia products	194	(46)	104	(54)	49	(31)	17	(24)	24	(39)
Bonviva/Boniva	56	47	36	38	18	60	1	-	1	-

Anti-bacterials	298	(1)	22	(31)	133	(3)	104	11	39	-
Augmentin	129	(1)	8	(47)	57	-	48	13	16	15

Oncology and emesis	117	(11)	57	(24)	41	6	11	38	8	(11)
Arzerra	-	-	-	-	-	-	-	-	-	-
Hycamtin	35	18	19	19	12	-	2	-	2	>100
Promacta	-	-	-	-	-	-	-	-	-	-
Tyverb/Tykerb	22	75	11	20	8	>100	2	-	1	-
Votrient	-	-	-	-	-	-	-	-	-	-

Vaccines	577	34	124	19	276	41	115	67	62	-
Boostrix	18	21	9	29	7	20	1	-	1	(50)
Cervarix	15	-	-	-	11	-	2	-	2	-
Fluarix, FluLaval	5	25	-	-	(1)	-	6	25	-	-
Flu Pandemic	34	-	-	-	35	-	-	-	(1)	-
Hepatitis	167	23	66	43	72	3	18	70	11	8
Infanrix, Pediarix	167	13	49	(4)	94	26	8	14	16	17
Rotarix	35	>100	-	-	10	33	21	>100	4	-
Synflorix	-	-	-	-	-	-	-	-	-	-

Dermatologicals	105	2	20	11	30	4	32	14	23	(17)
Bactroban	27	4	13	8	7	20	5	-	2	(33)
Dermovate	-	-	-	-	-	-	-	-	-	-
Duac	-	-	-	-	-	-	-	-	-	-
Soriatane	-	-	-	-	-	-	-	-	-	-
Zovirax	28	-	3	>100	7	-	6	-	12	(15)

Other	183	(8)	1	(67)	65	25	57	(3)	60	(28)
	--------	---------	--------	---------	--------	---------	--------	---------	--------	--------
	4,562	(1)	1,987	(8)	1,434	6	539	17	602	(6)
			--------	---------	--------	---------	--------	---------	--------	--------
ViiV Healthcare (HIV)	361	(6)	142	(10)	164	(2)	24	(20)	31	4
Combivir	104	(15)	41	(18)	44	(19)	12	(15)	7	13
Epivir	34	(20)	11	(8)	15	(19)	4	(33)	4	(33)
Epzicom/Kivexa	104	24	39	6	54	33	2	100	9	67
Lexiva	38	9	18	-	16	8	1	-	3	-
Selzentry	-	-	-	-	-	-	-	-	-	-
Trizivir	50	(23)	23	(25)	24	(13)	1	(50)	2	(67)
	--------	--------	--------	---------	--------	---------	--------	---------	--------	--------
	4,923	(2)
	------	------
Pharmaceuticals turnover
Three months ended 31st March 2008

	Total		USA		Europe		Emerging Markets		Rest of World
	---------------------		---------------------		--------------------		--------------------------		---------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	--------	------------	--------	------------	--------	------------	--------	------------	--------	------------
Respiratory	1,355	6	616	8	486	4	85	10	168	4
Avamys/Veramyst	13	-	12	-	1	-	-	-	-	-
Flixonase/Flonase	46	(33)	4	(84)	13	-	6	20	23	(5)
Flixotide/Flovent	162	(1)	75	7	44	(7)	7	20	36	(11)
Seretide/Advair	954	10	499	10	345	8	44	17	66	20
Serevent	67	(5)	17	(11)	37	6	1	-	12	(23)
Ventolin	77	9	7	>100	33	-	18	-	19	13
Zyrtec	11	1	-	-	-	-	1	-	10	-

Anti-virals	356	(9)	194	(10)	44	(40)	36	30	82	6
Hepsera	20	20	-	-	-	-	9	33	11	10
Relenza	29	(71)	8	(82)	-	-	-	-	21	19
Valtrex	249	9	173	7	35	15	5	67	36	7
Zeffix	46	8	3	-	7	-	23	24	13	(7)

Central nervous system	829	3	594	7	129	(8)	33	3	73	(11)
Imigran/Imitrex	165	(1)	134	-	23	(5)	1	-	7	(13)
Lamictal	290	16	240	22	33	(14)	9	13	8	-
Requip	94	15	60	9	29	24	-	-	5	67
Seroxat/Paxil	121	(15)	31	(16)	28	(24)	14	-	48	(12)
Treximet	-	-	-	-	-	-	-	-	-	-
Wellbutrin	126	(3)	121	(4)	3	>100	1	(50)	1	-

Cardiovascular and urogenital	398	(12)	232	(22)	116	6	16	7	34	24
Arixtra	35	70	19	73	14	33	-	-	2	-
Avodart	85	30	49	22	28	39	3	100	5	67
Coreg	48	(77)	48	(78)	-	-	-	-	-	(50)
Fraxiparine	51	(4)	-	-	41	(8)	7	17	3	-
Lovaza	50	-	50	-	-	-	-	-	-	-
Vesicare	14	36	14	36	-	-	-	-	-	-
Volibris	-	-	-	-	-	-	-	-	-	-

Metabolic	272	(45)	133	(57)	73	(6)	22	(28)	44	(31)
Avandia products	191	(56)	99	(66)	54	(14)	13	(43)	25	(45)
Bonviva/Boniva	49	50	33	48	15	44	-	-	1	-

Anti-bacterials	336	(4)	30	(26)	169	(8)	100	16	37	(3)
Augmentin	156	(1)	17	(29)	79	-	45	19	15	(13)

Oncology and emesis	113	(27)	58	(41)	37	6	8	17	10	(10)
Arzerra	-	-	-	-	-	-	-	-	-	-
Hycamtin	30	(3)	17	(5)	11	11	1	-	1	-
Promacta	-	-	-	-	-	-	-	-	-	-
Tyverb/Tykerb	19	>100	10	>100	7	>100	1	-	1	-
Votrient	-	-	-	-	-	-	-	-	-	-

Vaccines	436	10	109	34	200	5	61	(3)	66	7
Boostrix	13	(8)	5	(29)	5	-	-	-	3	50
Cervarix	12	-	-	-	10	-	1	-	1	-
Fluarix, FluLaval	-	-	-	-	-	-	-	-	-	-
Flu Pandemic	5	-	-	-	4	-	-	-	1	-
Hepatitis	139	16	53	66	56	(4)	12	(8)	18	-
Infanrix, Pediarix	153	6	51	21	81	(1)	7	-	14	-
Rotarix	27	79	-	-	9	100	15	56	3	>100
Synflorix	-	-	-	-	-	-	-	-	-	-

Dermatologicals	94	1	16	23	29	(4)	30	4	19	(10)
Bactroban	25	14	13	18	6	-	5	-	1	100
Dermovate	-	-	-	-	-	-	-	-	-	-
Duac	-	-	-	-	-	-	-	-	-	-
Soriatane	-	-	-	-	-	-	-	-	-	-
Zovirax	25	(15)	1	(50)	8	(13)	5	-	11	(18)

Other	220	14	4	(91)	56	27	57	-	103	73
	--------	---------	--------	---------	--------	---------	--------	---------	--------	--------
	4,409	(4)	1,986	(11)	1,339	(1)	448	6	636	6
			--------	---------	--------	---------	--------	---------	--------	--------
ViiV Healthcare (HIV)	358	(5)	152	(6)	157	(7)	21	-	28	9
Combivir	105	(13)	45	(8)	42	(21)	10	11	8	(25)
Epivir	34	(22)	11	(21)	15	(22)	3	(40)	5	-
Epzicom/Kivexa	99	25	40	17	48	33	1	>100	10	14
Lexiva	35	(3)	18	(10)	15	8	1	-	1	(50)
Selzentry	-	-	-	-	-	-	-	-	-	-
Trizivir	54	(16)	27	(16)	24	(19)	1	-	2	-
	--------	--------	--------	---------	--------	---------	--------	---------	--------	--------
	4,767	(4)
	------	------

[End]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 10 2010

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc